Itaú Unibanco Holding S.A.
(the new denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., pending approval of the Brazilian Central Bank)

A Publicly Listed Company	NIRE. 35300010230

Announcement to the Market

Trading of Own Shares for Treasury
Month: April 2009

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Banco Múltiplo S.A. voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform the capital market entities that during the month of April 2009, Itaú Unibanco did not trade any of its own shares for treasury.

4.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itauri.com.br).

São Paulo-SP, May 6, 2009.

ALFREDO EGYDIO SETUBAL Investor Relations Officer